Nasdaq Regulation

Eun Ah Choi
Vice President
Listing Qualifications

October 5, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 4, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Avalon Acquisition Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

> Units, each consisting of one share of Class A common stock,
> $0.0001 par value, and three-fourths of one redeemable warrant

> Class A common stock, par value $0.0001 per share

> Redeemable Warrants, each whole warrant exercisable for one share of
> Class A common stock at an exercise price of $11.50 per whole share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi